Exhibit 2(a)

FORWARD LOOKING STATEMENTS

Certain information and statements contained in this Management’s Discussion and Analysis (“MD&A”) constitute forward-looking information within the meaning of applicable securities legislation. Readers should review the cautionary statement respecting forward-looking information that appears below.

The information and statements contained in this MD&A that are not historical facts are forward-looking statements. Forward-looking statements (often, but not always, identified by the use of words such as “seek”, “plan”, “continue”, “estimate”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “expect”, “may”, “anticipate” or “will” and similar expressions) may include plans, expectations, opinions, or guidance that are not statements of fact. Forward-looking statements are based upon the opinions, expectations and estimates of management as at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These factors include, but are not limited to, such things as changes in industry conditions (including the levels of capital expenditures made by oil and gas producers and explorers), the credit risk to which Tesco Corporation (the “Corporation”) is exposed in the conduct of its business, fluctuations in prevailing commodity prices or currency and interest rates, the competitive environment to which the various business divisions are, or may be, exposed in all aspects of their business, the ability of the Corporation to access raw materials, component parts or finished products, the ability of the Corporation to attract and maintain qualified personnel, various environmental risks to which the Corporation is exposed in the conduct of its operations, inherent risks associated with the conduct of the businesses in which the Corporation’s business divisions operate, timing and costs associated with the acquisition of capital equipment, the impact of weather and other seasonal factors that affect business operations, availability of financial resources or third-party financing and the impact of new laws or changes in administrative practices on the part of regulatory authorities. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this MD&A. In particular, forward-looking information concerning the nature and timing of growth within the various business divisions is based on the current budget of the Corporation (which is subject to change), factors that affected the historical growth of such business divisions, sources of historic growth opportunities and expectations relating to future economic and operating conditions. Forward-looking information concerning the future competitive position of the Corporation’s business divisions is based upon the current competitive environment in which those business divisions operate, expectations relating to future economic and operating conditions and current and announced build programs and other expansion plans of other organizations that operate in the energy service business. Although management of the Corporation believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Accordingly, readers should not place undue reliance upon any of the forward-looking information set out in this MD&A. All of the forward looking statements of the Corporation contained in this MD&A are expressly qualified, in their entirety, by this cautionary statement. The various risks to which the Corporation is exposed are described in additional detail in the Corporation’s Annual Information Form under the heading “Risk Factors”.

Management’s Discussion and Analysis

This discussion of the Corporation’s financial results, position and prospects is based on information available at March 23, 2006 and should be read in conjunction with the consolidated financial statements of the Corporation for the years ended December 31, 2005, 2004 and 2003. Additional information, including the Corporation’s Annual Information Form, is filed on SEDAR at www.sedar.com.

Results of operations

Overview

In early 2005, TESCO completed the realignment of its corporate structure in which it delivers its services and products to its customers in the oil and gas industry. TESCO has organized its activities into two businesses, Top Drives and Casing Services. The Top Drive business is comprised of top drive sales, rentals and aftermarket sales and service. The Casing Services business includes CASING DRILLING®, Casing Running, downhole tool rental and accessory sales. TESCO’s financial reporting reflects these new segments.

In conjunction with the realignment of TESCO’s operating structure, changes were also implemented in the way in which costs are classified and reported in the Corporation’s consolidated income statement. The principal objective of the changes is to align our reporting of expenses with other oil and gas service companies. Certain reclassifications have been made to the 2004 and 2003 consolidated financial statements to conform to these 2005 changes.

The industry environment in 2005 continued to provide significant opportunities for the Corporation to expand its customer base. One of the key indicators of our business is the number of active drilling rigs. The average annual number of active drilling rigs (excluding rigs drilling in Russia or onshore China for which reliable estimates are not available) is as follows:

	Years Ended December 31,
	2005	2004	2003
United States	1,380	1,190	1,032
Canada	458	369	372
Latin America (including Mexico)	316	290	244
Europe, Africa and Middle East	368	348	348
Asia Pacific	225	197	177

Worldwide average (source: Baker Hughes rig count)	2,747	2,394	2,173

Strategic Transactions

In November 2005, the Corporation completed the purchase of the assets of Tong Specialty, based in Lafayette, Louisiana, and Cheyenne Services, based in Houston, Texas. Both companies provide a broad offering of tubular services focusing primarily on customers operating in Texas, Louisiana and in the Gulf of Mexico. These companies supply equipment and personnel for the installation of tubing and casing, including power tongs, pick-up / lay-down units, torque monitoring services, connection testing services and power swivels. Additionally, Cheyenne Services is a leader in the installation of deep water smart well completion equipment. These acquired assets have been combined with our existing casing services operations in the United States and provide growth opportunities for the Corporation’s proprietary tubular service technology. Historically, Tesco has referred to this business as Casing Running and for the purposes of this MD&A we have held to this nomenclature. However, since this business covers more than running casing, Tesco will refer to this service going forward as Azimuth Tubular Services (Conventional Casing Running, Proprietary Casing Running, all other tubular running systems and associated equipment rentals). Revenue from these acquisitions included in our 2005 results totaled $11.0 million and contributed $2.1 million to operating income. The combined purchase price of these all-cash acquisitions totaled approximately US$54 million. In connection with these transactions, the Corporation also entered into a new US$100 million credit facility to fund these acquisitions, finance potential future acquisitions, and provide working capital support. As a result of these US dollar denominated transactions in the fourth quarter of 2005, we are in the process of reassessing whether the Canadian dollar should remain our functional currency. This reassessment will be completed during 2006 and will encompass all of the foreign branches and subsidiaries of the parent company.

In November 2005 the Corporation received proceeds of $10.0 million pursuant to the sale of its investment in Drillers Technology Corp. stock to Saxon Energy Services, Inc. for the tender price of Cdn$1.85 per share. The closing of this transaction represents another step in the ongoing strategic process of liquidating non-operating and low return assets, and investing in core casing running and CASING DRILLING® operating assets.

TESCO announced in November 2005 that it had entered into an alliance with Transocean Inc, the world’s largest offshore drilling contractor, to provide TESCO’s proprietary Casing Drive System™ (CDS™) on Transocean rigs. Under the terms of the agreement, the Corporation and Transocean will jointly market TESCO’s CDS™ and TESCO will place CDS™ equipment on mutually-agreed upon Transocean rigs. This alliance will provide technology and personnel which will enhance both safety and performance in running casing offshore.

On December 13, 2005, the Corporation completed the sale of its four drilling rigs to Turnkey E & P Inc. (Turnkey), a public company listed on The Toronto Stock Exchange. TESCO received US$35 million, and warrants valued at US$1.0 million. The warrants are exercisable for a period of two years from the date of issuance and allow TESCO the opportunity to acquire one million shares of Turnkey stock at a price of Cdn $6.00 per share.

Stock compensation expense

In 2004 and 2003, the Corporation reported all stock compensation expense as a separate line item in its income statement. This expense is now included in cost of sales and services, research and engineering, sales and marketing or general and administrative. The effect of this change is as follows:

	Year Ended December 31,
(000’s)	2005	2004	2003
Cost of Sales and Services	$1,003	$742	$422
Research and Engineering	710	507	244
Sales and Marketing	427	410	163
General & Administrative	2,243	1,371	882

Total	$4,383	$3,030	$1,711

Years Ended December 31, 2005, 2004 and 2003

TESCO’s performance for the year ended December 31, 2005 improved compared to last year due primarily to strong oil and gas drilling activity and management’s continued focus on high return activities. The Corporation continued to pursue its strategy of growing the Casing Services business while regaining focus on the Top Drive business. Revenue by the business segments over the last three years was as follows:

	Years Ended December 31,
	2005		2004		2003
(000’s)		% of revenue		% of revenue		% of revenue
Top Drives	$152,074	62.2	$119,115	66.5	$133,600	72.0
Casing Services	92,539	37.8	59,946	33.5	52,063	28.0

	244,613	100.0	179,061	100.0	185,663	100.0

Net Income (loss)	$10,186	4.2	$(7,569)	(4.2)	$(24,378)	(13.1)

Revenue for the year ended December 31, 2005 was $244.6 million, compared to $179.1 million in 2004, and $185.7 million in 2003, an increase of $65.5 million (37%) and $58.9 million (32%), respectively.

Net Income for the year ended December 31, 2005 was $10.2 million, compared to losses of $7.6 million in 2004, and $24.4 million in 2003, an increase of $17.8 million and $34.6 million, respectively. This increase is primarily attributable to strong margins and revenue in the Top Drive business line, particularly top drive rentals, and substantial increases in the top drive sales revenue and rapidly expanding casing services revenue. Exchange rate fluctuations impacted reported results since a majority of the Corporation’s revenue outside Canada is denominated in US dollars and is translated into Canadian dollars at the exchange rate in effect for the period. The US dollar experienced a 3% devaluation against the Canadian dollar from the beginning of 2005 to the end of the year.

Segment Review

Top Drives

	Year Ended December 31,
	2005		2004		2003
(000’s)		% of revenue		% of revenue		% of revenue
Revenue
-sales and after market support	$62,009	40.8	$46,550	39.1	$57,800	43.3
-rental operations	90,065	59.2	72,565	60.9	75,800	56.7

Total Revenue	152,074	100.0	119,115	100.0	133,600	100.0

Operating income	$38,378	25.2	$18,900	15.9	$24,400	18.3

Revenue for the year ended December 31, 2005 increased $33.0 million compared to 2004 and $18.5 million compared to 2003. The increase from 2004 was driven by a $17.5 million increase in Top Drive rental operations primarily due to increased fleet utilization resulting in an increased number of rental days and a $15.5 million increase in Top Drive sales resulting from the sale of 35 units during 2005 compared to 22 units sold in 2004.

Operating income for the year ended December 31, 2005 increased $19.5 million and $14.0 million when compared to 2004 and 2003, respectively, and was primarily attributable to the increased activity discussed above. The increase in margins attributable to the increased revenue was partially offset by higher costs required to support the increased operating activity.

The geographical distribution of top drive operating days and average daily operating rates over the last three years is as follows:

	2005		2004		2003
Number of operating days Region	Days	%	Days	%	Days	%
United States	10,452	48%	7,129	38%	6,119	32%
Canada	2,560	12%	2,490	13%	3,360	17%
South America	3,543	16%	3,147	17%	2,140	11%
Mexico	1,295	6%	1,918	10%	3,728	19%
Asia/Pacific	3,088	14%	3,266	17%	2,341	12%
Europe, Africa, Middle East	655	3%	929	5%	1,665	9%
Russia	120	1%	—	0%	—	0%

Total	21,713		18,879		19,353

Average daily operating rates	$4,050		$3,705		$3,811

We also sell top drives and provide after-market sales and service support. The selling price per unit varies significantly depending on the model, whether the unit was previously operated in TESCO’s rental fleet and whether a power unit was included in the sale. The mix of unit sales over the last three years was:

	Years ended December 31,
	2005	2004	2003
New units
-electric	12	11	13
-hydraulic	9	5	13

	21	16	26
Used units	14	6	6

Total units sold	35	22	32

In addition to selling top drive units, TESCO provides after-market sales and service to support its installed base. During 2005, efforts to establish service and parts centers, including sales personnel, in strategic locations closer to the installed base have continued.

Casing Services

	Year Ended December 31,
	2005		2004		2003
(000’s)		% of revenue		% of revenue		% of revenue
Revenue	$92,539	100.0	$59,946	100.0	$52,063	100.0

Operating income	$15,576	16.8	$8,496	14.2	$400	0.8

Revenue for the year ended December 31, 2005 increased $32.6 million from 2004 and is $40.4 million higher than 2003. The increase in revenue reflects increased activity, higher prices for proprietary casing running and CASING DRILLING® services, the addition of three leased rigs within the CASING DRILLING® fleet and the November 2005 acquisitions of Tong and Cheyenne. This increase was partially offset by the sale of our drilling rigs to Turnkey E&P.

Operating income for the year ended December 31, 2005 was $15.5 million, compared to $8.5 million and $0.4 million in 2004 and 2003, respectively. This reflects the flow-through of increased activity and higher prices. The impact of the Tong and Cheyenne acquisitions contributed $2.1 million to operating income for the year.

Casing Running revenue is principally generated from our conventional casing and tubing business, proprietary casing running technology and our multi-control line running systems. The conventional casing running business generated revenue of $47.3 million in 2005, a 50% increase from 2004 and a 95% increase from 2003. The incremental revenue is a direct result of increased volumes in the North Louisiana and East Texas regions, plus two months of activity of Tong and Cheyenne of $11.0 million. TESCO began marketing its proprietary casing running process in 2003 and has generated revenue of approximately $15.0 million in 2005 compared to $7.0 million in 2004 and $1.8 million in 2003.

CASING DRILLING® revenue in 2005 was $30.2 million, compared to $21.0 million in 2004 and $26.0 million in 2003. The increase in 2005 was driven by an increased number of rigs and higher rig utilization as well as a strengthening of pricing. As of December 31, 2005 all of the Company’s owned rigs were sold to Turnkey E&P. Tesco has retained three leased rigs owned by Saxon (prior DTC rigs) and the contracts will expire in 2006.

Operating Income

	Years ended December 31,
	2005		2004		2003
(000’s)		% of revenue		% of revenue		% of revenue
Revenue	$244,613	100%	$179,061	100%	$185,663	100%
Expenses
Cost of Sales and Services	184,282	75%	144,585	81%	152,683	82%
Sales and Marketing	10,666	4%	8,444	5%	7,320	4%
General and Administrative	25,965	11%	15,168	8%	15,451	8%
Research and Engineering	5,701	2%	4,389	2%	10,137	5%

Operating Income	$17,999	7%	$6,475	4%	$72	0%

Cost of Sales and Services

Cost of sales and service in 2005 increased to $184.3 million from $144.6 million in 2004 and $152.7 million in 2003. The increase is primarily a result of increased activity, both in terms of cost of manufacturing and direct labor associated with the Casing Services business. These costs were offset to some degree by the devaluation of the US dollar against the Canadian dollar. The Corporation operates in geographic markets, other than Canada, in which oilfield services are priced in US dollars. This limits management’s flexibility to adjust the prices for its products and services to compensate for the relative increase in the Corporation’s Canadian dollar cost base.

Sales and Marketing

Sales and marketing expense increased in 2005 to $10.7 million, an increase of $2.2 million and $3.3 million over 2004 and 2003, respectively. Customer bankruptcies and delinquent payment practices have caused $2.8 million of bad debt expense to be incurred in 2005. We have taken steps to mitigate future losses by adding professional staff in the credit and collection function and have refocused our operating personnel on the importance of timely collections of trade receivables. Management has a high level of confidence that this issue will be properly managed going forward.

General and Administrative

General and administrative costs in 2005 totaled $26.0 million, an increase of $10.8 million compared to 2004 and an increase of $10.5 million to 2003. The increase in 2005 over 2004 reflects staff and management additions ($1.2 million), Sarbanes-Oxley compliance expenses ($0.7 million), increased stock compensation expense ($0.9 million), increased professional and legal fees ($4.2 million) and higher incentive accruals ($2.2 million).

Research and Engineering

Product development activity in 2005 increased by $1.3 million to $5.7 million compared to $4.4 million in 2004 and $10.1 million in 2003. The 2005 increase is primarily due to additional product development activity focusing on the commercialization and enhancement of existing proprietary technologies. The reduction from 2003 is primarily due to reduced spending on CASING DRILLING® research once it achieved commerciality.

Other (Income) Expense

	Years ended December 31,
(000’s)	2005	2004	2003
Interest income	$(733)	$(750)	$(630)
Interest expense	2,418	4,170	5,259

Net interest expense	1,685	3,420	4,629
Change in fair market value of Turnkey share purchase warrants	(1,306)	—	—
Foreign exchange loss	2,819	2,316	3,048
Other items	1,592	491	(458)

Total	$4,790	$6,227	$7,219

Interest income has remained relatively flat over the three year period. Interest expense was lower in 2005 than 2004 and 2003 as the Corporation repaid debt with surplus cash and retired its Senior Notes in October 2004 offset slightly by interest and penalty incurred in regards to the Mexico tax reassessment. Foreign exchange losses were caused by the weakening of the US dollar against the Canadian dollar. Since TESCO earns approximately 80% of its revenue in US dollars, the Corporation’s cash and receivables balances denominated in US dollars typically exceed its US dollar denominated accounts payable and debt obligations, resulting in foreign exchange translation losses when the Canadian dollar strengthens. Other items increased in 2005 primarily due to the write-off of a wellsite used for training purposes.

Restructuring and Other Exceptional Items

Under the direction of management, TESCO redefined its corporate strategy and the structure under which it delivers products and services to customers. This new organizational structure allows the Corporation to better balance its technology development capability with its technology deployment focus. As a result of this review, actions or commitments have been made that have resulted in the Corporation recording substantial pre-tax (income) expense that are non-recurring and do not typify the normal business activities of the Corporation, as follows:

		Years Ended December 31,
(Income) / Expense (000’s)		2005	2004	2003
Load Path Replacement Program	(1)	$7,800	$—	$—
Gain on sale of investment	(2)	(2,160)	—	—
Gain on sale of rigs	(3)	(9,821)	—	—
Workforce reduction	(4)	—	1,950	3,217
Rationalization of manufacturing facilities	(5)	(684)	797	2,614
Write down of inventories	(6)	—	—	9,422
Impairment of drilling equipment	(7)	—	2,104	—
Bankruptcy of major customer	(8)	—	—	2,978
Retrofit electric top drive	(9)	—	—	4,886
Write off deferred maintenance costs	(10)	—	—	2,105
Impairment of investment	(11)	—	—	2,858

Total		$(4,865)	$4,851	$28,080

(1)	Load Path Replacement Program. In December 2005, TESCO released a Product Bulletin to our installed customer base advising them of TESCO’s plan to change out the load path parts (steel components that carry the axial and torsional loads) of certain equipment. This decision was a result of investigations completed in 2005 on some failed components. The investigations identified that, although TESCO followed API recommended practices in the manufacturing of these parts, under certain conditions, the parts could fail. Specifically, the material toughness of the steel did not, in all cases, meet TESCO’s engineering standards. Engineering, manufacturing and inspection standards have been enhanced to maximize product reliability and safety going forward. The product bulletin calls for TESCO to cover the costs of the upgraded components and, in certain cases, part or all of the installation costs of such components, depending on age. Management has accrued its best estimate of costs relating to the load path replacement program, less amounts which are contractually recoverable from the manufacturer of the steel forgings used to make certain load path components.
(2)	Gain on sale of investment. Effective November 30, 2005 the Corporation sold its 5.4 million common shares of Drillers Technology Corp. (“DTC”) to Saxon Energy Services Inc. The Corporation received proceeds of $10.0 million and recorded a gain of $2.2 million.
(3)	Gain on sale of rigs. On December 13, 2005, four drilling rigs were sold for proceeds of US$35.0 million (CAD$39.9 million) plus warrants, generating a gain of CAD$9.8 million. These rigs were sold to Turnkey E & P Inc. (Turnkey), a public company listed on The Toronto Stock Exchange. At closing, TESCO received US$35.0 million in cash in addition to warrants exercisable over a course of two years to purchase one million shares of Turnkey stock at a price of CAD $6.00. The Corporation estimated the fair value of these warrants to be US$1.0 million on December 13, 2005 using the Black – Scholes option pricing model. The Corporation incurred transaction costs of CAD$1.0 million in relation to this disposal.
(4)	Workforce reduction. Approximately 10% of the Corporation’s workforce was laid off in June 2003; further lay offs occurred in November 2003 and December 2004. In addition, the Corporation committed to closing certain non-strategic administrative offices.
(5)

Rationalization of manufacturing facilities. The Corporation’s decision in 2003 to pursue the opportunity to acquire a fully equipped machine shop in Calgary resulted in management abandoning plans to construct a new, consolidated facility. Also during 2003, the Corporation listed for sale land that it had purchased to construct this facility. Management evaluated the fair value of this land based on existing conditional sales contracts and offers to purchase parcels of the land and advice from real estate sales agents as to current sales prices for comparable land. Based on this evaluation, the Corporation wrote down the value of the land by $2.6 million to its estimated net realizable value of $8.4 million. This expense was included in the consolidated income statement as part of restructuring charges and other exceptional items for the year ended December 31, 2003.

During the year ended December 31, 2004, the land was sold for net cash proceeds of $9.5 million and certain machining assets were identified as surplus and classified as property held for sale. Management wrote down these assets by $1.2 million to their estimated net realizable value based on an independent appraisal in 2004. In 2004, management committed to a plan to consolidate manufacturing activities into a single building and certain machine tools acquired with the facility were to be sold. Management had written down the book value of these machines to a net realizable value of $1.0 million during 2004. In 2005 the Corporation completed the disposal of the remaining equipment, resulting in a gain of $0.6 million.

In connection with the sale of this land, the Corporation has retained an obligation for certain servicing costs, including road construction, for which full provision has been made in these financial statements.

(6)	Write down of inventories. Based on its review of inventory and in light of existing business conditions in 2003, the Corporation identified obsolete components as well as items where its inventory levels were higher than required to support existing products and current manufacturing activity. This inventory was revalued to its estimate of net realizable value.
(7)	Impairment of drilling equipment. In 2004, the Corporation identified certain assets included in its fleet of drilling equipment that management assessed as being unable to recover their capitalized cost over their economic life.
(8)	Bankruptcy of major customer. The Corporation was owed $3.9 million from the sale of drilling equipment to a US customer who filed for bankruptcy.
(9)	Retrofit electric top drive. The Corporation identified a technical problem with the motor drive systems used in some models of its electric top drive. The Corporation has incurred costs to install the retrofit required to correct this problem which are in excess of any warranty provision. There are no foreseen incremental costs beyond 2005 associated with this event other than those accrued in 2003.
(10)	Write off deferred maintenance costs. The Corporation operates a program of scheduled, periodic maintenance for its drilling equipment. Costs incurred under this program were deferred and amortized over the period until the next scheduled maintenance until 2003 when, as a result of a change in Canadian generally accepted accounting principles, this policy was no longer considered to be an acceptable accounting practice. The Corporation wrote off the balance of deferred maintenance costs, net of accumulated amortization, at December 31, 2003.
(11)	Impairment of investment. Based on a persistent deficiency in the quoted market value of the Corporation’s investment in DTC compared to carrying value, an impairment in the value of this investment was recorded at December 31, 2003.

Income Taxes

TESCO Corporation is an Alberta, Canada company. The Corporation and its subsidiaries conduct business and are taxable on profits earned in a number of jurisdictions around the world. Income taxes have been provided based on the laws and rates in effect in the countries in which operations are conducted or in which TESCO and/or its subsidiaries are considered resident for income tax purposes. Income tax expense as a percentage of pre-tax earnings fluctuates from year to year based on the level of profits earned in such jurisdictions and the tax rates applicable to such profits.

No provision is made for taxes that may be payable on the repatriation of accumulated earnings in foreign subsidiaries on the basis that these earnings will continue to be used to finance the activities of these subsidiaries.

Contingencies

The Corporation is party to a lawsuit filed by Varco I/P, Inc. alleging patent infringement relating to TESCO’s proprietary casing running system. A countersuit has been filed by TESCO and the outcome and amount of any future financial impact is not determinable at this time.

The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by TESCO’s Mexican operations in 1996 – 2000 are not deductible for Mexican tax purposes. Formal reassessments disallowing these deductions were issued in respect of 1996 – 2000. All of these reassessments have been appealed to the Mexican court system. Although the years 1997, 1998 and 1999 have been decided in TESCO’s favour, TESCO’s Mexican tax advisors have indicated that the tax authorities have the right to recommence audit proceedings and issue new reassessments at any time until years become statute barred. TESCO understands that these years become statute barred over the period 2005 through 2007. TESCO has received no indication from the Mexican tax authorities of their intentions with respect to these years and management is unable to predict on what grounds the tax authorities may issue further reassessments or estimate the amount of any additional taxes that may be claimed. Subsequent to year end, the Corporation has been informed by the Mexican tax authorities that an additional assessment for 2000 may be forthcoming. Since the outcome and amount of any future financial impact of any such assessment is not determinable, the Corporation has not taken any charge for this issue in 2005. The Corporation will assess its response to any additional assessment when and if it is received.

In October 2005, the Mexican Supreme Court denied TESCO’s appeal of the 1996 Mexican tax reassessment. As a result of this and previous court decisions, a revised reassessment must be calculated by the Mexican Tax Court and is subject to appeal by TESCO. The Mexican Tax Court has not issued such reassessment at the time of this filing. There is some uncertainty as to the final amount of the 1996 reassessment. The Corporation estimates that the total exposure for 1996 is $2.4 million and has recorded a charge of $1.6 million to other expense relating to the interest and penalties and $0.8 million to income tax expense. The Corporation has previously paid approximately $4.0 million for 1996, which is included as a long term receivable in Intangible and Other Assets. The Corporation will request a refund of any difference between the amount paid and the final reassessment for 1996.

The Corporation’s total potential exposure in respect of these reassessments, including taxes, interest and penalties, was estimated to be $13.5 million prior to the favorable court decision related to 1997 through 1999. The reassessment in respect of 2000 is still before the Mexican courts. Management estimates that the current maximum exposure to the Corporation, including taxes, interest and penalties, in respect of 2000 is approximately $1.1 million. TESCO continues to believe that the basis for the reassessment is incorrect. Should the Corporation be unsuccessful in overturning the remaining reassessment, such amount will be recorded as a charge against income, offset to some extent by the ability to claim additional foreign tax credits against Canadian taxes. If the Mexican tax authorities recommence audit proceedings and issue new reassessments for 1998 through 1999, and the Corporation does not prevail and is held liable for the additional taxes, interest and penalties for 1998-2000, the maximum exposure would be $8.5 million.

The Corporation is contingently liable under letters of credit and similar instruments that it is required to provide from time to time in connection with the importation of equipment to foreign countries and to secure its performance on certain contracts. At December 31, 2005 the total exposure to the Corporation under outstanding letters of credit and similar instruments is $11.7 million, including $3.1 million issued under the bank credit facilities.

The Corporation, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. The amount of loss the Corporation may suffer as a result of these proceedings is not reasonably estimable until settlement is reached or judgment obtained. Management does not believe that any such proceedings currently underway against the Corporation, either individually or in the aggregate, will have a material adverse effect on the Corporation’s consolidated financial position or results of operations.

Quarter ended December 31, 2005

Revenue in the fourth quarter of 2005 was $15.3 million higher than the previous quarter due to an increase in casing services revenue of $15.7 million offset by a slight decrease of $0.4 million in revenue from top drive product sales. Of this revenue increase, $11.0 million is due to the acquisition of Tong and Cheyenne. Operating income decreased by $6.8 million from the prior quarter due primarily to an increase in bad debt expense of $3.4 million, increased rig repair/mobilization costs of $1.7 million and physical inventory adjustments of $0.7 million. Adjusting operating income for these costs would have resulted in an operating income of $5.1 million. Other expense increased by $1.3 million due primarily to $1.6 million of interest and penalties related to the Mexico tax reassessment and the write-off of the wellsite training center of $0.7 million offset by the change in fair value of Turnkey share purchase warrants of $1.3 million. There was a $4.2 million favorable impact in restructuring and other exceptional items attributable to the nonrecurring items discussed previously. During the fourth quarter, the exchange rate for the US dollar to Canadian dollar weakened as the movement went from approximately US$1.00/C$1.21 to US$1.00/C$1.17.

Transactions with related parties

TESCO has not had a related party relationship for the past two years. In 2003, Drillers Technology Corp. (“DTC”) was a related party by virtue of TESCO’s 22% equity ownership of DTC’s common shares. Revenue of $2.1 million and Cost of sales of $0.2 million were included in the consolidated financial statements of the Corporation in 2003. In 2004 the Corporation’s ownership was diluted to 18% and the cost method was implemented. The remaining shares were sold in the fourth quarter of 2005.

Critical Accounting Estimates

The preparation and presentation of the Corporation’s financial statements requires management to make estimates that significantly affect the results of operations and financial position reflected in the financial statements. In making these estimates, management applies accounting policies and principles that it believes will provide the most meaningful and reliable financial reporting. Management considers the most significant of these estimates and their impact to be:

Accounting for Stock Options

The Corporation recognizes compensation expense on options granted to employees and directors. This compensation expense is based on the theoretical fair value of each option at its grant date, the estimation of which requires management to make assumptions about the future volatility of the Corporation’s stock price, future interest rates and the timing of employees’ decisions to exercise their options.

Allowance for Doubtful Accounts Receivable

The Corporation performs ongoing credit evaluations of customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. Many of the Corporation’s customers are located in international areas that are inherently subject to risks of economic, political and civil instabilities, which may impact management’s ability to collect those accounts receivable. The main factors in determining the allowance needed for accounts receivable are customer bankruptcies, delinquency, and management’s estimate of ability to collect.

Excess and Obsolete Inventory Provisions

Quantities of inventory on hand are reviewed periodically to ensure they remain active part numbers and the quantities on hand are not excessive based on usage patterns and known changes to equipment or processes. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required.

Impairment of long-lived assets, goodwill and intangibles

Long-lived assets, which include property, plant and equipment, investments, goodwill and intangible and other assets, comprise a substantial portion of the Corporation’s assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. This requires management to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions or technological developments. Significant, unanticipated changes in circumstances could make these assumptions invalid and require changes to the carrying value of the Corporation’s long-lived assets.

Income Taxes

The Corporation uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Valuation allowances are established to reduce future tax assets when it is more likely than not that some portion or all of the tax asset will not be realized. Estimates of future taxable income and ongoing tax planning have been considered in assessing the utilization of available tax losses and credits. Changes in circumstances, assumptions and clarification of uncertain tax regimes may require changes to any valuation allowances associated with the Corporation’s future tax assets.

Accounting Changes

The Corporation has not made any changes to or adopted any new accounting policies in 2005.

Impact of Anticipated Accounting Changes

In the year ending December 31, 2007 Tesco will be required to adopt Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3865 “Hedges” issued by the CICA in January 2005. Under the new standards, a new financial statement, Comprehensive Income has been introduced that will provide for certain gains and losses, including foreign currency translation adjustment and other amounts arising from changes in fair value to be temporarily outside the income statements. In addition, all financial instruments, including derivatives are to be included on Tesco’s balance sheet and measured at fair values in most cases. Requirements for hedge accounting have been further clarified. Although the Company is in the process of evaluating the impact of these standards, it does not expect these new standards to have a significant impact on its consolidated financial statements.

Controls and Procedures

As of the financial year ended December 31, 2005, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2005 to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Liquidity and Capital Resources

TESCO’s net cash and cash equivalents or debt position for the last three years comprised the following items:

	As at December 31,
(000’s)	2005	2004	2003
Cash and cash equivalents	$41,268	$18,879	$52,075
Bank borrowings	—	(12,036)	—
Senior Notes	—	—	(60,024)
Total debt	(48,127)	(5,903)	(7,194)

Net cash (debt)	$(6,859)	$940	$(15,143)

During 2005, the Corporation completed new credit facilities with JPMorgan Chase that provide for $39.2 million in combined term loans and US$50.0 million in combined revolver and swingline loans (with a maximum of US$10.0 million on the swingline portion). Interests on amounts outstanding under the facility are at base prime rate or base LIBOR rate at the Corporation’s election, plus a spread percentage (1.75% at December 31, 2005). Bank borrowings, which are classified as long-term debt, exceeded cash balances by approximately $5.9 million. At December 31, 2005 the total exposure to the Corporation under outstanding letters of credit and similar instruments is $11.7 million, including $3.1 million issued under the bank credit facilities. This credit facility, together with future operating cash flows, is considered adequate to meet the Corporation’s anticipated capital requirements.

Working Capital (000’s)	2005	2004	2003
Accounts receivable	$80,728	$40,940	$41,817
Inventories	46,710	33,999	38,791
Accounts payable	(61,346)	(29,543)	(34,013)

	$66,092	$45,396	$46,595

The Corporation’s investment in working capital, excluding cash, has increased to $66.1 million at December 31, 2005 from $45.4 million at December 31, 2004 and $46.6 million at December 31, 2003. The increase of $20.7 million during 2005 is principally attributable to the acquisition of Tong and Cheyenne and working capital requirements resulting from increased sales activity.

During the year, the Corporation increased the carrying value of its non-current assets (excluding future income taxes) by $9.0 million, the largest components of which were the goodwill increase of $8.6 million and the intangibles of $6.3 million from the Tong, Cheyenne and Latco acquisitions, offset by a decrease in investments of $7.8 million from the sale of DTC shares. Net property, plant and equipment reflected additions of $43.8 million attributable to the Tong and Cheyenne acquisitions and capital spending of $16.9 million, offset by the divestiture of the drilling rigs of $31.3 million and $9.6 million from the sale of top drives previously included in the rental fleet. Depreciation and amortization expense for the year totaled $20.9 million. Management believes cash generated from operations and amounts available under its existing credit facilities will be sufficient to fund working capital needs and capital expenditures.

Financial Instruments

From time to time, derivative financial instruments are utilized by the Corporation in the management of its foreign currency and interest rate exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes and accounts for all such instruments using the fair value method. Currency exchange exposures on foreign currency denominated balances and anticipated cash flows are managed by foreign exchange forward contracts when it is deemed appropriate. Exposures arising from changes in prevailing levels of interest rates relative to the contractual rates on the Corporation’s debt are managed by entering into interest rate swap agreements when it is deemed appropriate. The fair value of derivative financial instruments to which the Corporation is a party is recorded on the balance sheet and disclosed separately. All gains and losses, both realized and unrealized, are recorded in income as they arise and are included in Other Expense. The Corporation was not a party to any derivative financial instruments at December 31, 2005, 2004 or 2003, other than the investment in share purchase warrants of Turnkey E&P Inc.

The carrying value of cash, investments in short-term commercial paper and other money market instruments, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short-term period to maturity of the instruments.

The Corporation has certain receivables that are not refundable or due within one year. Management has reviewed these items, which are included in Intangible and Other Assets, by reference to their terms, including rates of interest earned, and determined that their fair value is not materially different than their carrying value.

The fair value of the Corporation’s long-term debt depends primarily on current market interest rates for debt issued with similar maturities by companies with risk profiles similar to the Corporation. The fair value of the Corporation’s long term debt at December 31, 2005 is assumed to be approximately equal to the carrying value since the interest rate floats, based on prime or LIBOR. (2004 - $5.9 million; 2003 - $70.9 million).

The Corporation’s accounts receivable are principally with oil and gas service and exploration and production companies and are subject to normal industry credit risks.

Contractual Obligations

The Corporation was committed to make payments pursuant to contractual obligations at December 31, 2005 as follows:

	Operating leases		Debt
	Manufacturing and operating facilities	Equipment
Year ending December 31:
2006	$613	$121	$496
2007	524	85	19,122
2008	279	39	14,766
2009	114	18	13,743
2010	93	8	—
Thereafter	$55	$8	$—

Share Capital

At March 7, 2006, the Corporation’s issued and outstanding share capital consisted of 35,758,839 voting common shares with no par value and had options outstanding to employees and directors to acquire 2,189,967 voting common shares. The Corporation has no other voting securities or rights to acquire voting securities outstanding.

Outlook

According to World Oil, drilling activity for the last three years and forecast for 2006 is:

	For the Years ending December 31,
	2006	2005	2004	2003
	(forecast)
Wells drilled
-US	45,604	41,189	37,257	30,498
-Canada	24,250	23,790	22,060	19,622
-Latin America	4,697	4,575	3,870	3,556
-Europe, N. Africa, Middle East	9,482	9,013	8,942	8,733
-Far East	15,618	15,236	12,538	12,309

Worldwide	99,651	93,803	84,667	74,718

Management believes that the anticipated continuing strength in drilling activity and, in particular, well complexity provides significant opportunities for TESCO. Management has concluded a strategic realignment and taken steps to improve its service and product delivery, as well as its cost structure. TESCO is committed to expanding its role as a leading service provider to the drilling industry. All services and products are delivered through geographic business units to provide customers with a single point of contact for all of TESCO’s products and services. Locating TESCO’s key resources as close to the customer as possible is intended to provide improved response time to customers’ needs.

Top Drives

Tesco has been an innovator in the top drive market since its inception and intends to continue to develop and refine its product line. The Corporation continues to emphasize the sale of top drives, broaden the marketing of its top drive rental fleet and expand its position as a top provider of after market sales and service. On the sales front, Tesco very successfully introduced the new generation EMI 400 model in 2005. Tesco intends to use this platform in 2006 to develop a whole series of new Top Drive products. On the rental fleet and after market front, Tesco will use its evolving business unit structure to better position these services in geographic markets where historically Tesco has not focused.

Casing Services

To date, Tesco’s Casing Running strategy has focused on the high value benefits of rotating and circulating casing. Moving forward, the corporation will continue to advance the offering as the best solution in the industry for any casing running application where a top drive exists. The obvious safety and operational benefits of Tesco’s CDS and MCLRS (multi control line running system) proprietary systems, coupled with the strong presence of Tesco in key markets will make for a winning combination. The offshore casing running market will continue to evolve as a key priority for Tesco. A key component of this strategy was the acquisitions completed in 2005 which help position Tesco in critical markets around the world.

Tesco’s CASING DRILLING® strategy will continue to emphasize the Corporation’s position as the only provider of integrated CASING DRILLING® services and continue to leverage its expertise to expand its interval CASING DRILLING® service. A major success in 2005 was the effective marriage created between CASING DRILLING® and Rotary Steerable Systems (RSS). Eight wells have been completed using our system and third party rotary steerable systems. These successes are critical in that they position our offering for substantial moves into the offshore arena in 2006. Additionally, the sale of Tesco’s rigs to Turnkey E&P represents a major shift forward in the performance of this segment. Firstly, substantial benefits should be realized in the Corporation’s return on capital as a result of exiting the capital intensive rig business. As importantly, Turnkey E&P represents a well funded E&P client which is focused on the exploitation of Tesco’s CASING DRILLING® technology to access reserves in North America. When this model proves successful, it may be replicated in many parts of the world.